                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 14)

                    Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
             -------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 26, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 ESL Partners, L.P.
                 22-2875193
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                 WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                 [ ]

                 N/A
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware

--------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

    NUMBER OF                         12,338,984
     SHARES                -----------------------------------------------------
  BENEFICIALLY              8      SHARED VOTING POWER
    OWNED BY
      EACH                            0
   REPORTING               -----------------------------------------------------
     PERSON                 9      SOLE DISPOSITIVE POWER
      WITH
                                      12,338,984
                           -----------------------------------------------------
                           10      SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 25,531,189
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

                 N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 23.91%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                 PN
--------------------------------------------------------------------------------

(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

                N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                Bermuda
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

    NUMBER OF                         2,985,290
     SHARES                -----------------------------------------------------
  BENEFICIALLY              8     SHARED VOTING POWER
    OWNED BY
      EACH                            0
   REPORTING               -----------------------------------------------------
     PERSON                 9     SOLE DISPOSITIVE POWER
      WITH
                                      2,985,290
                           -----------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,189
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

                N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.91%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                CO
--------------------------------------------------------------------------------



(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                ESL Institutional Partners, L.P., a Delaware limited partnership 06-1456821
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                     [ ]

                N/A
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

   NUMBER OF                          443,272
    SHARES                 -----------------------------------------------------
 BENEFICIALLY               8     SHARED VOTING POWER
   OWNED BY
     EACH                             0
  REPORTING                -----------------------------------------------------
    PERSON                  9     SOLE DISPOSITIVE POWER
     WITH
                                      443,272
                           -----------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                25,531,189
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     [ ]

                N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                23.91%(1)
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON

                PN
--------------------------------------------------------------------------------


(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              ESL Investors, L.L.C., a Delaware limited liability company 13-4095958
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

              N/A
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

   NUMBER OF                           1,521,365
    SHARES               -------------------------------------------------------
 BENEFICIALLY             8       SHARED VOTING POWER
   OWNED BY
     EACH                              0
  REPORTING              -------------------------------------------------------
    PERSON                9       SOLE DISPOSITIVE POWER
     WITH
                                       1,521,365
                         -------------------------------------------------------
                         10       SHARED DISPOSITIVE POWER

                                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              25,531,189
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

              N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.91%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              CO
--------------------------------------------------------------------------------


(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Acres Partners, L.P., a Delaware limited partnership
             06-1458694
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

             N/A
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

   NUMBER OF                         7,526,599
    SHARES               -------------------------------------------------------
 BENEFICIALLY             8      SHARED VOTING POWER
   OWNED BY
     EACH                            0
   REPORTING             -------------------------------------------------------
    PERSON                9      SOLE DISPOSITIVE POWER
     WITH
                                     7,526,599
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                     0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             25,531,189
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

             N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.91%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------

(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Marion Partners, L.P., a Delaware limited partnership
              06-1527654
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

              WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

              N/A
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
--------------------------------------------------------------------------------
                          7   SOLE VOTING POWER

   NUMBER OF                      224,840
    SHARES               -------------------------------------------------------
 BENEFICIALLY             8   SHARED VOTING POWER
   OWNED BY
     EACH                         0
   REPORTING             -------------------------------------------------------
    PERSON                9   SOLE DISPOSITIVE POWER
     WITH
                                  224,840
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              25,531,189
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

              N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              23.91%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

              PN
--------------------------------------------------------------------------------


(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

CUSIP No.  053332-10-2
----------------------


--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Blue Macaw Partners, L.P., a Delaware limited partnership
             06-1573985
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

             WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

             N/A
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

    NUMBER OF                         488,350
     SHARES              -------------------------------------------------------
  BENEFICIALLY            8      SHARED VOTING POWER
    OWNED BY
      EACH                            0
    REPORTING            -------------------------------------------------------
     PERSON               9      SOLE DISPOSITIVE POWER
      WITH
                                      488,350
                         -------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             25,531,189
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

             N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.91%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

             PN
--------------------------------------------------------------------------------


(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

CUSIP No.  053332-10-2
----------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Edward S. Lampert
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [X]
                                                                       (b) [ ]

--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

             OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

             N/A
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

             U.S.
--------------------------------------------------------------------------------
                          7      SOLE VOTING POWER

  NUMBER OF                           2,489
   SHARES                -------------------------------------------------------
 BENEFICIALLY             8      SHARED VOTING POWER
   OWNED BY
     EACH                             0
  REPORTING              -------------------------------------------------------
    PERSON                9      SOLE DISPOSITIVE POWER
     WITH
                                      2,489
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                      0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             25,531,189
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    [ ]

             N/A
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             23.91%(1)
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

             IN
--------------------------------------------------------------------------------


(1) Based on 106,782,726 shares of common stock issued and outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001.

         This Amendment No. 14 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D (as previously amended) filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, LLC, a Delaware limited liability company ("Investors"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), Marion Partners, L.P., a Delaware limited partnership ("Marion"), Blue Macaw Partners, L.P., a Delaware limited partnership ("Blue Macaw") and Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the
Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended as follows:

From December 19, 2001, through December 26, 2001, the Filing Persons sold 2,310,200 Shares in the aggregate in accordance with the exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), provided by Rule 144 ("Rule 144"). Following these transactions, the Filing Persons continue to hold 25,531,189 Shares which is approximately 23.91% of the shares outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001. Following these transactions, the Filing Persons are currently entitled to vote 17,164,683 shares or 16.07% of the shares which were reported as outstanding as of December 14, 2001.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Filing Persons, dated as of January 29, 2001 (incorporated herein by reference to Exhibit 1 to Amendment No. 7 to Schedule 13D, filed on January 29, 2001), each of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert may be deemed to beneficially own 25,531,189 Shares (which is approximately 23.91% of the Shares outstanding as of December 14, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended November 17, 2001, filed with the SEC on December 18, 2001).

         (b)

                                                    Sole            Shared              Sole              Shared
                                                   Voting           Voting           Dispositive        Dispositive
                                                   Power            Power               Power              Power
                                              --------------      ---------        ---------------      -----------
ESL Partners, L.P.                                12,338,984           0                12,338,984           0
ESL Limited                                        2,985,290           0                 2,985,290           0
ESL Institutional Partners, L.P.                     443,272           0                   443,272           0
ESL Investors, L.L.C.                              1,521,365           0                 1,521,365           0
Acres Partners, L.P.                               7,526,599           0                 7,526,599           0
Marion Partners, L.P.                                224,840           0                   224,840           0
Blue Macaw Partners, L. P.                           488,350           0                   488,350           0
Edward S. Lampert                                      2,489           0                     2,489           0

         (c) Since the most recent filing on Schedule 13D, there have been no transactions in the Shares by any of the Filing Persons, other than as set forth in this Item 5 and in Schedule A attached hereto and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: December 27, 2001

                                        ESL PARTNERS, L.P.

                                        By:   RBS Partners, L.P.,
                                              its general partner

                                        By:  ESL Investments, Inc.,
                                             its general partner

                                             By:  /s/ Edward S. Lampert
                                                -------------------------------
                                                      Edward S. Lampert
                                                      Chairman

                                        ESL LIMITED

                                        By:  ESL Investment Management, LLC,
                                             its investment manager


                                             By:  /s/ Edward S. Lampert
                                                -------------------------------
                                                      Edward S. Lampert
                                                      Managing Member

                                        ESL INSTITUTIONAL PARTNERS, L.P.

                                        By:  RBS Investment Management, LLC,
                                             its general partner


                                             By:  /s/ Edward S. Lampert
                                                -------------------------------
                                                      Edward S. Lampert
                                                      Managing Member

                                        ESL INVESTORS, L.L.C.

                                        By:  RBS Partners, L.P.,
                                             its manager

                                        By:  ESL Investments, Inc.,
                                             its general partner


                                             By:  /s/ Edward S. Lampert
                                                -------------------------------
                                                      Edward S. Lampert
                                                      Chairman

                                        ACRES PARTNERS, L.P.

                                        By:  ESL Investments, Inc.,
                                             its general partner


                                             By:  /s/ Edward S. Lampert
                                                -------------------------------
                                                      Edward S. Lampert
                                                      Chairman


                                        MARION PARTNERS, L.P.

                                        By:  ESL Investments, Inc.,
                                             its general partner


                                             By:  /s/ Edward S. Lampert
                                                -------------------------------
                                                      Edward S. Lampert
                                                      Chairman


                                        BLUE MACAW PARTNERS, L.P.

                                        By:  ESL Investments, Inc.,
                                             its general partner


                                             By:  /s/ Edward S. Lampert
                                                -------------------------------
                                                      Edward S. Lampert
                                                      Chairman



                                          /s/ Edward S. Lampert
                                        ---------------------------------------
                                        EDWARD S. LAMPERT

                                   SCHEDULE A

              TRANSACTIONS IN THE SHARES IN THE PAST SIXTY DAYS OR
                  SINCE THE MOST RECENT FILING OF SCHEDULE 13D

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY ESL WERE:

                                                      Shares                Price
                       Date of Sale                    Sold                Per Share
                       -------------                ---------             ----------
                         12/19/01                       6,385             $   74.710
                         12/20/01                     138,722                 75.076
                         12/21/01                      19,341                 73.758
                         12/24/01                       1,208                 74.590
                         12/26/01                     794,113                 73.021

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY LIMITED WERE:

                                                      Shares                Price
                       Date of Sale                    Sold                Per Share
                       -------------                ---------             ----------
                          12/19/01                        496             $   74.710
                          12/20/01                     22,223                 75.076
                          12/21/01                      3,171                 73.758
                          12/24/01                        209                 74.590

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY INSTITUTIONAL WERE:

                                                      Shares                Price
                       Date of Sale                    Sold                Per Share
                       -------------                ---------             ----------
                         12/19/01                         143             $   74.710
                         12/20/01                       3,989                 75.076
                         12/21/01                         528                 73.758
                         12/24/01                          58                 74.590

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY ACRES WERE:

                                                      Shares                Price
                       Date of Sale                    Sold                Per Share
                       -------------                ---------             ----------
                         12/19/01                       2,976             $   74.710
                         12/20/01                      69,866                 75.076
                         12/21/01                       9,760                 73.758
                         12/24/01                         625                 74.590
                         12/26/01                     336,387                 73.021

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY MARION WERE:

                                                      Shares                Price
                       Date of Sale                    Sold                Per Share
                       -------------                ---------             ----------
                         12/26/01                     900,000             $   73.021